Exhibit 3.2

"AgomAb Therapeutics"

Limited liability company

Established in the Flemish Region

With registered address at 2600 Antwerp, Posthoflei 1, box 6

RLE Antwerp (Section Antwerp) VAT BE 0674.527.310

(the "Company")

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Articles of association after the extraordinary general shareholders' meeting of

[●] 2026

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CHAPTER I. LEGAL FORM – NAME –

REGISTERED OFFICE – PURPOSE – TERM.

Article 1.- LEGAL FORM – NAME.

1.1	The Company is a limited liability company ("naamloze vennootschap" / "société anonyme"), abbreviated "NV" / "SA".

1.2	Its name is "AgomAb Therapeutics".

1.3	Its name has to be preceded or followed by the designation of the company form, or the abbreviation of such form.

Article 2.- REGISTERED OFFICE.

2.1	The registered office of the Company is established in the Flemish Region.

2.2	It may be transferred to any other place in Belgium by decision of the board of directors, subject to the application of the laws on the use of languages.

2.3	The Company may, by decision of the board of directors, establish administrative offices and operating offices, branches, agencies and warehouses in Belgium or abroad.

Article 3.- OBJECT.

The Company has as its object, in Belgium as well as abroad, on its own behalf as well as on behalf of third parties, alone or in participation with third parties:

(a)	the scientific research, the clinical study, the identification, the testing, analysis and evaluation, of biological, chemical or natural products with therapeutic or diagnostic potential in the life science area in general and in the pharmaceutical, medical, chemical, veterinary sectors in particular, and the production, the marketing, the exploitation, the granting or taking of a license and in general performing all possible transactions regarding any pharmaceutical or affiliated products and formulations;

(b)	the worldwide distribution of, selling of and providing services with regard to the products of the Company directly to clients and also via third parties;

(c)	the setting up of, participating in, managing of, monitoring of and collaborating with companies and other enterprises, obtaining, maintaining, selling or by other means managing of participations and interests in other companies and enterprises;

(d)	the financing of companies and other enterprises, borrowing, lending and collecting of funds, the participation in financial transactions, including the issuance of bonds, debentures or other securities, and concluding of all agreements somehow related thereto, to enterprises and companies connected to the Company in a group and to third parties;

(e)	providing guarantees, binding of the Company and encumbering assets of the Company for the benefit of enterprises and companies with which the Company is affiliated in a group and for the benefit of third parties;

(f)	to acquire, manage, exploit and dispose of movable goods, immovable property and all asset values in general;

(g)	to trade in currencies, securities, movable goods, immovable property and asset values in general;

(h)	to acquire, exploit and trade in patents, trademarks, licenses, know-how and other industrial property rights;

(i)	to perform all types of industrial, financial and commercial activities.

The Company may perform all civil, industrial, commercial, movable or immovable operations, directly or indirectly, totally or partially related to any section of its purpose, or that are of such a nature to enlarge the realization of its purpose or to facilitate it.

The Company may in any way, participate in all companies or enterprises with a similar or a related purpose, or whose purposes are of such a nature to facilitate the realization of its own purpose.

The Company may also enter into any agreement of cooperation, rationalization, association or other with such companies or enterprises.

The Company may provide a guarantee or provide security, both by providing personal rights or rights in rem for the benefit of any physical or legal person, whether or not affiliated. It may execute the role of director, managing director ("zaakvoerder"/"gérant") and liquidator.

Article 4.- TERM.

The Company is incorporated for an indefinite term.

CHAPTER II. COMPANY'S SHARE CAPITAL AND SHARES.

Article 5.- SHARE CAPITAL.

5.1	The share capital of the Company amounts to [•] euro and [•] cents (EUR [•]). It is represented by [•] ([•]) ordinary shares, without designation of nominal value, each share representing an equal part of the share capital.

5.2.	The share capital is entirely and unconditionally subscribed for and fully paid up.

Article 6.- AUTHORISED CAPITAL.

6.1	The board of directors is authorised to increase the share capital of the company on one or several occasions by a maximum aggregate amount of EUR [100% of the company's share capital immediately following the completion of the IPO Capital Increase or, as far as relevant, immediately following the exercise of the Over-allotment Option].

6.2	The board of directors may increase the share capital by contributions in cash or in kind, by capitalisation of reserves, whether available or unavailable for distribution, and capitalisation of issue premiums, with or without the issuance of new shares, for no consideration or for consideration with an issue price below, at, or above the fractional value of the then existing shares, with or without voting rights, that will have the rights as will be determined by the board of directors. The board of directors is also authorised to use this authorisation for the issuance of convertible bonds or subscription rights, bonds with subscription rights or other securities.

6.3	This authorisation is valid for a period of five years as from the date of publication in the Annexes to the Belgian Official Gazette of an extract of [the minutes of the extraordinary general shareholders' meeting of the company held on date of the general shareholders' meeting approving the authorised capital].

6.4	In the event of a capital increase decided by the board of directors within the framework of the authorised capital, all issue premiums booked, if any, will be accounted for in accordance with the provisions of these articles of association.

6.5	The board of directors is authorised, when exercising its powers within the framework of the authorised capital, to restrict or cancel, in the interest of the company, the preferential subscription rights of the shareholders. This restriction or cancellation of the preferential subscription rights can also be done in favour of members of the personnel of the company or of its subsidiaries, or in favour of one or more persons other than members of the personnel of the company or of its subsidiaries.

6.6	The board of directors is authorised, with the right of substitution, to amend the articles of association, after each capital increase that has occurred within the framework of the authorised capital, in order to bring them in conformity with the new situation of the share capital and the shares.

Article 7.- PROFIT-SHARING CERTIFICATES, SUBSCRIPTION RIGHTS (WARRANTS), CONVERTIBLE BONDS AND CERTIFICATES.

The Company can issue profit-sharing certificates, certificates, subscription rights (warrants), convertible bonds, or other securities. The Company can, for the benefit of the Company, collaborate with a third party for the issuance by this third party of certificates which represent the securities of the Company according to the provisions of article 7:61 of the Belgian Companies and Associations Code (Wetboek van vennootschappen en verenigingen) of 23 March 2019, as amended from time to time (the "Belgian Companies and Associations Code"). The Company can decide to take charge of the costs connected to the certification and to the incorporation and functioning of the issuer of the certificates. The certificate-holders, the issuer of the certificates or third parties may only rely upon the collaboration of the Company for the issuance of the certificates, if the Company confirms its collaboration by writing to the issuer. The issuer of the certificates has to make himself known to the Company in this respect. The Company takes notice of this mentioning in the concerned register of securities.

Article 8.- SHARES IN UNDIVISION.

8.1	The shares are indivisible with regard to the Company.

8.2	In case shares belong to multiple holders of rights in rem, are pledged, or in case the rights attached to the shares are subject to an undivided ownership, usufruct or any other manner of division of the rights attached to such shares, joint owners must be represented with regard to the Company by one single person; as long as this is not the case, the rights attached to these shares shall be suspended until one person has been identified towards the Company as the holder of those securities or as their joint representative. If no agreement can be reached between the titleholders, a competent judge may, upon request of the first party (including the Company, as the case may be) to take action, appoint an interim administrator to exercise the concerned rights in the interest of the joint titleholders. All notices, writs and other notifications by the Company will occur validly and exclusively, as the case may be, to the person appointed as owner vis-à-vis the Company, or to the joiny representative so appointed.

8.3	Notwithstanding the foregoing, if the shares belong to bare owners and usufructuaries all rights, including voting rights, shall be exercised by the usufructuary(ies), unless stipulated otherwise in a will or an agreement.

Article 9.- NO SERIES OF SHARES.

All of the shares belong to the same series or classes of shares and shall benefit from the same rights and privileges. There are no distinct series or classes of shares as referred to in article 7:60 of the Belgian Companies and Associations Code.

Article 10.- SHARES NOT FULLY PAID-UP – OBLIGATION TO PAY UP.

10.1	The commitment to pay up a share in full is unconditional and indivisible. Each payment called is accounted to all of the shares of which the shareholder is the owner.

10.2	If shares not fully paid up belong to several persons undividedly, each of them is responsible for the payment of the full amount of the called up payments due.

10.3	Any additional or full payment shall be requested by the board of directors at a time to be determined by it. The shareholders shall be notified of this by means of a public announcement or press release or by means of a registered letter or, for shareholders who have communicated their e-mail address to the Company in accordance with the provisions of the Belgian Companies and Associations Code, by e-mail, stating a bank account to which payment, to the exclusion of any other means of payment, must be made by bank transfer or cash deposit. The shareholder shall be in default by the mere expiry of the period specified in the notification and interest shall be due by operation of law to the Company at the statutory interest rate specified at that time, as from the date such payment call was originally payable.

10.4	As long as the requested payments due on a share have not been made in accordance with this provision, the exercise of all associated membership rights attached to the share concerned shall remain suspended by operation of law. In addition, if the shareholder fails to comply with the notice of default sent by the board of directors after the expiry of the period determined by the board of directors, the board of directors may have the shares concerned sold in the most appropriate manner, without prejudice to the Company's right to claim from the shareholder the outstanding payment as well as any damages and interests may apply.

10.5	In addition, in the event of a transfer of shares that are not fully paid up, the transferor and transferee shall, notwithstanding any provision to the contrary, be jointly and severally liable for full payment. In the case of successive transfers, all successive transferees shall be jointly and severally liable in accordance with the provisions of article 7:77 of the Belgian Companies and Associations Code.

10.6.	Early payments on shares may not be made without the prior consent of the board of directors.

Article 11.- SHARE CAPITAL INCREASE.

11.1	The share capital of the Company can be increased in accordance with the applicable legal provisions of the Belgian Companies and Associations Code.

11.2	With respect to any specific capital increase, in the event of a capital increase by contribution in cash, each shareholder has, in accordance with the provisions of the Belgian Companies and Associations Code, a statutory preferential subscription right to subscribe to the newly issued shares in proportion to his participation in the capital ("pro rata participationis"). The terms and conditions for the exercise of this statutory preferential subscription right are laid down in the Belgian Companies and Associations Code. The general shareholders' meeting or the board of directors, acting within the framework of the authorised capital, may, in the interest of the Company, restrict or dis-apply the aforementioned statutory preferential subscription right in accordance with the applicable legal provisions of the Belgian Companies and Associations Code, including to the benefit of one or more specified persons other than members of the personnel of the Company or of its subsidiaries.

Article 12.- SHARE CAPITAL DECREASE.

The share capital of the Company can be descreased in accordance with the applicable legal provisions of the Belgian Companies and Associations Code.

CHAPTER III. SHARES – OTHER SECURITIES.

Article 13.- TRANSFER OF SHARES ISSUED BY THE COMPANY

Unless provided otherwise by law, the transfer of shares or other securities issued by the Company is not subject to any transfer restriction.

Article 14.- NATURE OF SHARES ISSUED BY THE COMPANY

14.1	Shares (whether fully paid-up or not) are in registered form.

14.2	A share register is kept at the registered office of the Company and may be split by decision of the board of directors in accordance with applicable law. The board of directors can appoint a third party of its choice to keep any part of the split share register. Subject to applicable provisions of companies, financial and securities laws, and unless decided otherwise by the board of directors in accordance with these articles of association, dividends and other distributions (as the case may be) by the Company on shares can be made in euro (EUR) or United States dollars (USD) depending on the component of the (split) share register on which the shares are reflected.

The (split) register of registered shares and the registers of other registered securities, as the case may be, can be kept electronically, in accordance with applicable law.

Each holder of securities can consult the (split) register with respect to his, her or its securities. The board of directors can appoint a third party of its choice to keep this (split) electronic register.

All recordings in the (split) share register and the registers of other registered securities, including transfers and conversions, can be validly made on the basis of documents or instructions submitted electronically or via any other means by the transferor, the transferee and/or the holder of the securities, as applicable.

14.3	The general shareholders' meeting of the Company can resolve to proceed with a share split or a share consolidation in accordance with the applicable law.

Article 15.- TRANSPARENCY OBLIGATIONS

15.1	Each natural or legal person acquiring or transferring voting securities of the Company, whether or not representing the share capital of the Company, must comply with the relevant notification and information obligations that are imposed by applicable law.

15.2	Non-compliance with the relevant notification and information obligations that are imposed by applicable law in relation to the acquisition or transfer of voting securities of the Company, whether or not representing the share capital of the Company, may result, in accordance with applicable law, a suspension of the voting rights attached to the relevant voting securities or such other consequence as provided for by applicable law.

Article 16.- ISSUE OF BONDS, SUBSCRIPTION RIGHTS AND OTHER SECURITIES GIVING RIGHT TO SHARES.

16.1	The Company may issue bonds by resolution of the board of directors and on such conditions as it shall determine.

16.2	The general shareholders' meeting or the board of directors, acting within the framework of the authorized capital, may issue convertible bonds, bonds repayable into shares, subscription rights, profit-sharing certificates or any other financial instrument giving an entitlement to shares, subject to compliance with the relevant legal provisions.

16.3	In accordance with applicable law, holders of shares without voting rights, profit certificates without voting rights, convertible bonds, subscription rights or certificates which were issued with cooperation of the Company have the right to attend general shareholders' meetings, but only in a consultative capacity.

Article 17.- SUCCESSORS IN TITLE AND EXERCISE OF RIGHTS.

17.1	The rights and obligations attached to a security follow that security, regardless of whom it is transferred to.

17.2	The heirs, the creditors, and/or other beneficiaries of a shareholder cannot, on any grounds whatsoever, interfere with the management of the Company, cause seals to be laid on the goods and values of the Company, or pursue the liquidation of the Company and the distribution of its assets.

17.3	In exercising their rights shareholders are bound by the balance sheets and inventories of the Company, and must comply with and conform to the resolutions of the general shareholders' meeting of the Company.

Article 18. - ACQUISITION AND DISPOSAL OF OWN SHARES.

The Company can acquire and dispose of its own shares in accordance with the relevant legal provisions.

CHAPTER IV. BODIES OF THE COMPANY.

SECTION 1. General shareholders' meeting

Article 19.- COMPOSITION AND AUTHORITIES

The regularly composed general shareholders' meeting represents the entirety of the shareholders. The resolutions of the general shareholders' meeting are binding upon all shareholders, even those absent or those who voted against.

Article 20.- ANNUAL, SPECIAL AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETING.

20.1	The annual general shareholders' meeting of the Company shall be held each year on the last Tuesday of the month May at 4:00 PM (Brussels time).

However, should this day be a legal holiday, the annual general shareholders' meeting of the Company will take place on the next Business Day at the same time.

A special or extraordinary general shareholders' meeting can be convened at any time in the interest of the Company, to discuss any matter falling within its powers.

20.3	The annual general shareholders' meeting of the Company is held at the registered office of the Company or in the commune of the registered office of the Company or at any other location as set out in the invitation notice.

The extraordinary or special general shareholders' meetings of the Company are held at the place indicated in the invitation notice.

Article 21.- CONVENING NOTICES.

General shareholders' meetings shall be convened in accordance with the applicable law.

Article 22.- ADMISSION TO THE MEETING.

22.1	In order to be admitted to and participate to a general shareholders' meeting, shareholders must comply with the relevant registration, notice, filing and other formalities as required by applicable law or as shall be set out (subject to applicable law) in the notice convening the meeting.

22.2	The board of directors shall have the ability to determine that the right to attend the general shareholders' meetings and to exercise the voting right at such meetings (as the case may be) is determined by the registration of the ownership of the securities concerned in the name of the holder of such securities on the third (3rd) Business Day prior to the date of the relevant general shareholders' meeting (or such other date as shall be set out in the notice convening the general shareholders' meeting, but which cannot be earlier than the 15th calendar date before the relevant general shareholders' meeting), at midnight at the end of such day (Brussels time) (such date and hour being the relevant registration date), by means of the registration of such securities in the relevant (portion of the split) register book for such securities, or in the accounts of a certified account holder or relevant central securities depositary for the securities concerned, irrespective of the number of shares the shareholder possesses at the day of the general shareholders' meeting.

22.3	The board of directors may make participation to the general shareholders' meetings dependent on a requirement of notification by the securities holders concerned to the Company, or to the person appointed for this purpose by the Company, on a date to be determined by the board of directors before the date of the scheduled meeting, that such securities holder intends to attend the meeting, stating the number of securities with which such securities holder wishes to participate. The manner in which such notification must be made (as the case may be) must be set out in the notice convening the general shareholders' meeting.

22.4	Natural persons, corporate bodies or proxy holders who participate in the general shareholders' meeting must be able to provide proof of their identity. The representatives of legal entities have to provide documents showing their capacity as corporate body or special proxy holder.

22.5	Holders of non-voting shares, non-voting profit-sharing certificates, convertible bonds, subscription rights, or certificates issued with the cooperation of the Company may attend the general meeting, but only in an advisory capacity. If they wish to participate, they will be subject to the same formalities of prior deposit and notice, of the form and the deposit of a proxy, and of admission, as those to which the shareholders are subject.

Article 23.- REPRESENTATION.

23.1	Notwithstanding applicable law with respect to legal representation, each security holder who can participate in the general shareholders' meeting, can be represented at a general shareholders' meeting by a proxy holder, who needs not be a shareholder, who has been granted a handwritten proxy or a proxy on another durable medium recognized by law. A person acting as proxy holder may carry a proxy of more than one shareholder; in such case he may vote differently for one shareholder than for another shareholder.

23.2	Such proxies must be granted and submitted to the company in accordance with the applicable law and/or as set out (in accordance with the applicable law) in the convening notice, as the case may be.

23.3	The holders of a proxy must comply with the relevant legal provisions concerning proxies for general shareholders' meetings, as relevant. The board of directors can establish a form for the proxies. The proxy forms will be made available to the security holders.

Article 24.- ATTENDANCE LIST.

The shareholders or their proxyholders are obliged, before being admitted to the general shareholders' meeting, to sign the attendance list indicating their surname, first name(s) and domicile or the corporate name and registered office and the number of shares they represent.

Article 25.- COMPOSITION OF THE BUREAU.

25.1	The general shareholders' meetings shall be chaired by the chairperson, or, in the latter's absence, by his, her or its substitute or by a member of the meeting appointed by the meeting.

25.2	The chairperson of the meeting appoints the secretary, who may be or may not be a shareholder or director. Should the number of persons allow or require this, the meeting will appoint two vote counters upon proposal of the chairperson, who may be or may not be a shareholder. Both roles may be performed by one person.

25.3	The persons mentioned in articles 25.1 and 25.2 constitute the bureau of the meeting.

25.4	The chairperson can assemble the bureau prior to the general shareholders' meeting and, as such, the assembled bureau can proceed with the verification of the proxies granted to the participants of the general shareholders' meeting prior to the opening of the meeting.

Article 26.- VOTING RIGHTS.

Each share carries one vote, unless determined otherwise by applicable law.

Article 27.- REMOTE VOTING OR PARTICIPATION.

27.1	If the convening notice so provides, a shareholder may, prior to the general shareholders' meeting, vote by mail or via electronic means using forms, the draft text of which shall be determined by the board of directors. The voting forms will be made available to the shareholders.

27.2	These votes by mail or by electronic means must be cast in accordance with the applicable law and/or as will be set out (in accordance with applicable law) in the convening notice.

27.3	In accordance with applicable law, the board of directors can also organise a remote voting by means of other electronic means of communication such as one or more websites. The board of directors is authorised to organise the practical procedures to facilitate such electronic voting.

27.4	In accordance with applicable law, the board of directors can offer security holders the possibility to participate remotely in the general shareholders' meeting via a means of communication made available by the company. The board of directors is authorised to organise the practical procedures to facilitate such remote participation by a means of communication made available by the company.

Article 28.- DELIBERATION, DECISION MAKING AND QUORUM REQUIREMENTS.

28.1	The general shareholders' meeting cannot deliberate on items that are not on the agenda or contained therein implicitly, unless all shareholders are present or represented at the meeting and unanimously consent to do so and if, in the event of a vote by mail, the form authorises a proxy holder to take such a decision. The required consent is given if no objection is recorded in the minutes of the meeting.

28.2	The general shareholders' meeting can validly deliberate and pass resolutions regardless of the number of shares present or represented, except in cases in which applicable law requires a specific attendance quorum.

28.3	The resolutions of the general shareholders' meeting are validly adopted by a simple majority of the votes validly cast at the meeting, except in cases in which applicable law requires a specific majority. In the event votes are tied, the proposal is rejected.

28.4	Voting will be by show of hands unless, in view of the number of participants or otherwise, the chairperson of the meeting thinks it preferable to vote by another method, such as voting slips or electronic means.

28.5	General shareholders' meetings may be transmitted or broadcast live by telephone conferencing or video conferencing, or any other means of transmission and/or telecommunication. By participating in general shareholders' meetings that are transmitted or broadcast, the natural persons participating in the general shareholders' meeting consent to their image being transmitted or broadcast through these transmission or telecommunication means.

Article 29.- ADJOURNMENT.

29.1	The board of directors has the right, during the annual general shareholders' meeting, to adjourn the resolution relating to the approval of the annual accounts for three (3) weeks. This adjournment does not affect the other decisions already taken, unless the general shareholders' meeting decides otherwise in this respect. The next general shareholders' meeting has the right to definitively adopt the annual accounts.

29.2	The board of directors also has the right, during the general shareholders' meeting, to adjourn any other general shareholders' meeting once by three (3) weeks. This adjournment does not affect the resolutions already passed by this meeting, unless the general shareholders' meeting decides otherwise in this respect.

29.3	At the next general shareholders' meeting, the items on the agenda on which no final decision was taken at the previous general shareholders' meeting will be dealt with further.

29.4	Subject to applicable law, additional items on the agenda may be added to the agenda of the next general shareholders' meeting.

29.5	Subject to applicable law, the formalities completed in order to attend the first general shareholders' meeting, including registration for the general shareholders' meeting, and, as the case may be, the deposit of proxies, shall remain valid for the second general shareholders' meeting.

29.6	Shareholders who were not present or represented at the previous (adjourned) general shareholders' meeting will be admitted to the next general shareholders' meeting, provided that they have complied with the formalities set out in the applicable legal provisions and these articles of association.

Article 30 - MINUTES.

30.1	Minutes shall be drawn up for each general shareholders' meeting, and the attendance list and any reports, proxies and written votes shall be attached thereto. The minutes shall be kept in a special register.

30.2	The minutes are signed by the members of the bureau and by the shareholders who wish to do so.

30.3	Except when provided otherwise by law, the copies and/or excerpts of the minutes of the general shareholders' meetings addressed to third parties are signed by the chairperson, by a managing director, by the chief executive officer, or by two directors. Their signature must be preceded by an indication of the capacity in which they act.

SECTION 2. Management

Article 31.- POWERS OF THE BOARD OF DIRECTORS.

31.1	The Company has opted for a one tier governance model whereby the board of directors has the authority to take all actions necessary or useful for the realisation of the corporate purpose of the Company, save for those actions for which only the general shareholders' meeting has authority by applicable law.

31.2	The Company, acting through the board of directors, can, to greatest extent permitted by applicable law, take out insurance coverage in order to cover liability of the directors and agents of the Company and its subsidiaries.

Article 32.- COMPOSITION OF THE BOARD OF DIRECTORS.

32.1	The Company is governed by a board of directors, acting as a collective body, and consisting of at least three (3) and maximum nine (9) directors, who need not be shareholders. They shall be appointed by simple majority of the general shareholders' meeting.

32.2	The directors may be either natural persons or legal persons. When a legal person is appointed as a director, it appoints a natural person as permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the board of directors. The permanent representative is charged with the execution of the assignment in the name and on behalf of the legal person. The legal person may not dismiss its representative without at the same time appointing a successor. The appointment and termination of the mandate of the permanent representative shall be subject to the same rules of disclosure as if it was carrying out this mandate in its own name and for its own account.

32.3	The duration of their assignment may not exceed six (6) years. The assignments end immediately after the annual meeting in the financial year in which the term of their mandate expires in accordance with the appointment resolution.

32.4	The directors may be dismissed at any time by the general shareholders' meeting without notice or compensation in accordance with the applicable legal provisions and without prejudice to applicable contractual arrangements.

32.5	The directors may be reappointed when their mandate expires.

32.6	Should the mandate of a director become vacant, for any reason whatsoever, the remaining directors shall have the right to temporarily fill such vacancy (co-optation). The next general shareholders' meeting must confirm the mandate of the co-opted director; if confirmed, the co-opted director completes the mandate of his, her or its predecessor, unless the general shareholders' meeting decides otherwise. In the absence of confirmation, the mandate of the co-opted director ends at the end of the general shareholders' meeting, without prejudice to the regularity of the composition of the board of directors up to that moment in time. In case of more than one vacancy, the remaining directors shall have the right to fill all such vacancies simultaneously. As long as the general shareholders' meeting or the board of directors, for any reason whatsoever, does not fill the vacancy, the directors of whom the mandate has ended will remain in function if this is needed for the board of directors to maintain the minimum number of directors as required by applicable law and these articles of association.

Article 33.- REIMBURSEMENT.

The Company will reimburse the directors for the reasonable costs and out of pocket expenses incurred by them in respect of attending meetings of the Company or carrying out authorised business on behalf of the Company.

Article 34.- CHAIRPERSON.

34.1	The chairperson of the board of directors is appointed by the board of directors from among its members. The chairperson of the board of directors can elect one or more vice-chairpersons.

34.2	The chairperson or, in case he, she or it is absent or hindered, a vice-chairperson, if any, or, in the absence of the latter, a director designated by the other board members present, shall chair the meetings of the board of directors.

Article 35.- CONVOCATION OF BOARD MEETINGS.

35.1	The board of directors shall meet at least four (4) times per year at any location acceptable to the members of the board of directors, with such greater frequency as the directors may require in the interest of the Company or any time two directors or the chairperson so requests. Unless determined otherwise by the board of directors, at least one (1) meeting per year shall be held in person.

35.2	The board of directors shall meet when convened by and under the presidency of the chairperson or, in case he, she or it is absent or hindered, a vice-chairperson, if any, or, in the absence the latter, a director appointed by the other directors. A board meeting must be called upon the request of one or more directors.

35.3	The notice of the meeting shall mention the place, date, hour and agenda for the meeting. Unless all directors agree otherwise, notices to attend the board meeting must be in writing and delivered to each director at the latest three (3) calendar days prior to the meeting, except in case of emergency. In case of emergency, the convening notice must be given within not less than twenty-four (24) hours, and the reasons for the emergency should be specified in the notice. The notice shall be sent out by letter, telefax, email or any other written (or electronic) means of communication specified by applicable law. The board of directors may validly deliberate and decide without furnishing proof of the compliance with this formality with respect to the calling of the meeting, provided that all directors are present or have waived their right in writing to be formally invited to the meeting.

35.4	When all directors are present or validly represented, the valid convening of the meeting cannot be challenged.

Article 36.- REPRESENTATION AND REMOTE PARTICIPATION.

36.1	Each director may, by any written form of communication bearing his, her or its signature (including an electronic signature), authorise another member of the board of directors to represent him, her or it at a specific meeting of the board of directors and to vote for him, her or it in his, her or its place. Such authorisation must be notified to the board of directors by simple letter or any other means of written (or electronic) communication. A director giving such instructions is regarded as being present at the meeting. Without prejudice to the rules of collegiality, a director may represent several of his, her or its colleagues and may, in addition to his, her or its own vote, cast as many votes as he, she or it has received proxies.

36.2	Meetings can be held by using any telecommunication means permitting a joint discussion, such as telephone conferencing or video conferencing. Directors taking part in a meeting held by conference call or video conference shall be deemed present at the meeting.

Article 37.- DELIBERATIONS.

37.1	The board of directors shall be validly constituted to decide on the items listed on the agenda provided that a majority of the directors is present or validly represented at the meeting. If at a meeting of the board of directors, the quorum is not met, a second meeting of the board of directors with the same agenda shall be convened within twenty (20) Business Days following the first meeting which can validly decide only on the items on the first meeting's agenda whatever the number of directors present or validly represented.

37.2	Unless provided otherwise by law, every decision of the board of directors shall be valid if approved by a majority of directors present or represented at the relevant meeting. Blank and invalid votes are not included in the numerator, nor in the denominator. In case of abstentions, the resolutions shall be adopted by a simple majority of the votes of the other directors present or represented at the meeting.

37.3	The board of directors can only validly deliberate and resolve on matters not appearing on the agenda if all members of the board of directors are present or represented at the meeting and have unanimously consented thereto. This consent is assumed to have been given if no objection is recorded in the minutes.

37.4	Each director has one (1) vote, but may cast, in addition to his, her or its own vote, as many votes as he, she or it has powers of attorney from his, her or its fellow directors.

37.5	In case votes are tied, the chairperson of the meeting shall not have a casting vote.

37.6	The board of directors may pass resolutions by unanimous written consent of all directors in accordance with applicable law.

Article 38.- CONFLICTS OF INTEREST

38.1	If a director has a direct or indirect financial interest which is contrary to the interest of the Company at the occasion of a decision or transaction that falls within the powers of the board of directors, the provisions of Article 7:96 of the Belgian Companies and Associations Code must be complied with by the director concerned, as well as by the board of directors in its deliberations and resolutions.

38.2	If more than one director finds himself, herself or itself in this position, the resolutions can be validly passed by the remaining directors, even if in these circumstances more than half of the directors are no longer present or validly represented.

38.3	If all directors have a conflict of interest, the decision or the transaction shall be submitted to the general shareholders' meeting. If the general shareholders' meeting approves the decision or the transaction, the board of directors may execute it.

Article 39.-MINUTES

39.1	The decisions of the board of directors are recorded in minutes signed by the chairperson, or, in the latter's absence, by his, her or its substitute or by a member of the board of directors appointed to act as chairman of the meeting by the board of directors, the secretary and the members who so desire.

39.2	Any proxy received by a director shall be attached to the minutes of the meeting for which they were given.

39.3	The minutes shall be recorded in a special register kept at the registered office of the Company.

39.4	The copies or extracts to be submitted to a court of law or elsewhere are validly signed by the chairperson, by two directors, by the chief executive officer, by a managing director, or by a special proxyholder.

Article 40.- ALLOCATION OF DUTIES WITHIN THE BOARD OF DIRECTORS.

40.1	The board of directors shall have the power and, to the extent required by applicable law, the obligation to establish, in its midst and under its responsibility, one or more advisory committees, such as (but not limited to) an audit committee, a nomination committee and a remuneration committee (which can be combined with the nomination committee). The board of directors determines the composition and duties of these committees.

40.2	The board of directors may delegate the daily management of the Company, the management of one or more sectors of its activities or the implementation of the decisions of the board of directors to one or more directors, managers or proxy holders, whether or not shareholders. If a director is charged with the daily management, he, she or it bears the title of "managing director". If a non-director is charged with the daily management, he, she or it shall bear the title of manager or general manager or any other title to which he, she or it are referred in the appointment decision.

40.3	The board of directors, within the limits of its authority, as well as the proxies for the daily management within the framework of this daily management, may also grant specific and limited powers for a specific legal act or a series of specific legal acts to one or more persons of their choice, directors or not.

Article 41.-REPRESENTATION AUTHORITY.

41.1	The board of directors shall represent the Company as a body in and out of court. It shall act through the majority of its members.

41.2	Without prejudice to the general representative powers of the board of directors as a collective body, the Company shall be validly represented vis-à-vis third parties, before the court and in the documents, including those requiring the intervention of a public official or a notary public, by two (2) directors acting jointly.

41.3	Within the framework of the daily management, the Company is also validly represented by a person charged with daily management (director or non-director), acting alone or jointly in accordance with the delegation resolution of the board of directors.

41.4	The Company is also, within the framework of their mandate, validly represented by a special proxyholder, without prejudice to the responsibility of the directors in the event of excess of power of attorney.

41.5	Furthermore, the Company may be represented abroad by any person expressly appointed for this purpose by the board of directors.

SECTION 3. Control

Article 42.- CONTROL.

42.1	The auditing of the financial situation, the annual accounts and the regularity of the transactions to be reported on in the annual accounts is conferred to one or more statutory auditors, or, in the absence of a statutory auditor, to each shareholder, in each case in accordance with applicable law.

42.2	The statutory auditors are appointed and remunerated in accordance with applicable law.

CHAPTER V. FINANCIAL YEAR – ANNUAL ACCOUNTS – DISTRIBUTION OF PROFITS.

Article 43.- FINANCIAL YEAR.

The financial year of the Company starts on the first of January and shall end on the thirty-first of December of each year.

Article 44.- DISTRIBUTION OF PROFITS.

44.1	The net profits of the financial year are constituted in accordance with the applicable legal provisions.

44.2	From the net profits of the Company, at least five percent (5%) shall be set aside each year to constitute the legal reserve. Such deduction shall no longer be required as soon as this legal reserve reaches one tenth of the Company's capital.

44.3	Upon proposal of the board of directors, the general shareholders' meeting shall annually decide on the allocation of the balance of the net profits by simple majority vote, subject to applicable law.

44.4	The board of directors shall be entitled to determine whether any profits legally available for distribution with respect to any financial year of the Company will be distributed among the holders of the shares, as well as the place, timing and manner (including applicable currency) thereof. In such case, such profits shall be distributed to shareholders pro rata to their respective holdings of shares.

44.5	The dividends will be paid at the times and places as determined by the board of directors. All dividends not claimed within five years are time-barred and remain acquired by the Company. They will be allocated to the legal reserve.

Article 45.- INTERIM DIVIDENDS.

The board of directors is authorised to pay an interim dividend on the result of the financial year and to determine the amount (including applicable currency) and the date of their payment, subject to compliance with applicable law.

Article 46.- PROHIBITED DISTRIBUTION.

Any distribution of dividends made contrary to the law or the terms of these articles of association must be repaid by the shareholder who received it.

CHAPTER VI. DISSOLUTION AND LIQUIDATION.

Article 47.- DISSOLUTION.

The general shareholders' meeting may at any time dissolve the Company, respecting the quorum and majority requirements for modifications of the by-laws.

Article 48.- DISSOLUTION AND LIQUIDATION.

48.1	Subject to the relevant legal provisions with respect to dissolution, the Company can only be dissolved by a decision of the general shareholders' meeting, deliberating in accordance with the applicable legal provisions.

48.2	The general shareholders' meeting shall have the broadest powers to determine the powers of the liquidators, determine their remuneration and grant them release from liability.

CHAPTER VII. GENERAL PROVISIONS.

Article 49. ELECTION OF DOMICILE.

49.1	Every director, person delegated to the daily management, statutory auditor or liquidator residing abroad, is deemed, for the duration of their function, to have elected domicile at the registered office of the Company, for all matters affecting the performance of their duties, where all communications, notifications and summons can be validly served on them, whereas the Company has no other obligation than to keep them available to the recipient.

49.2	The registered security holders are obliged to notify the Company of any change to their elected domicile. In absence of such notification, they are assumed to have elected domicile at their previous domicile, where all acts may be validly served or notified to them, whereas the Company has no other obligation than to keep them available to the recipient.

Article 50.- GOVERNING LAW.

All matters not expressly determined in these articles of association, or to the legal provisions from which is not validly derogated in these articles of association are subject to the provisions of the Belgian Companies and Associations Code and other provisions of Belgian law.

Article 51.- CHOICE OF FORUM.

All disputes relating to corporate matters and the implementation of these articles of association between the Company, its shareholders, holders of bonds, holders of subscription rights, or holders of other securities or certificates issued by or with the cooperation of the Company, its directors, statutory auditors, or liquidators, shall be subject to the exclusive jurisdiction of the courts of the jurisdiction of the registered office of the Company, unless otherwise determined by the applicable law.

Article 52.- PERSONNEL.

Unless the context requires otherwise or unless otherwise defined in these articles of association, for the purposes of these articles of association, "personnel" has the meaning as defined in Article 1:27 of the Belgian Companies and Associations Code.

Article 53.- BUSINESS DAY.

For the purposes of these articles of association, "Business Day" means any day from Monday to Friday (included), excluding statutory or banking holidays in Belgium or New York, the United States of America.